EXHIBIT 99.4


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-108896, 333-110486 and 333-131315, on Form F-3, and Nos.
33-80947, 333-06482, 333-11720, 333-83204, 333-107943 and 333-117565, on Form
S-8, of our report dated February 1, 2006, relating to the consolidated financial statements of Tower Semiconductor Ltd., appearing in this Report on Form 6-K of Tower Semiconductor Ltd.


Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu


Tel Aviv, Israel
February 2, 2006